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                                                                   Exhibit 3.2A

                              NYMEX HOLDINGS, INC.

                                     BYLAWS

                               BOARD OF DIRECTORS

     Section 1. The Board of Directors shall manage the business of the Corporation, except as otherwise provided by law, the Certificate of Incorporation or Bylaws. The Board of Directors shall consist of twenty-five
(25) persons. Directors of the Corporation shall include: (1) a Chairman of the Board and a Vice Chairman of the Board, each of whom shall qualify and serve in accordance with the provisions of the Bylaws; (2) eighteen (18) persons ("Member Directors")...